FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the month of March, 2003

Centerpulse Ltd.
(Translation of registrant’s name into English)

Andreasstrasse 15
CH-8050 Zurich
Switzerland
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                                Form 20-F              ☒                                            Form 40-F              ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                                   No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

Centerpulse Ltd. is filing this Report on Form 6-K to furnish the media release announcing its 2002 Financial Results, which media release is attached hereto as Exhibit 99.1.  We are also furnishing the Certifications of the Company’s Chief Executive Officer and Chief Financial Officer with respect thereto, which are attached hereto as Exhibits 99.2 and 99.3, respectively.

                Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280, No. 333-76282, No. 333-85388, No. 333-103944, No. 333-103945, and No. 333-103946.

99.1	Media Release, dated March 20, 2003, announcing Centerpulse Ltd.’s 2002 Financial Results

99.2	Certification of Chief Executive Officer, Max Link

99.3	Certification of Chief Financial Officer, Urs Kamber

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.

By:	/s/ David Wise

David S. Wise

Authorized Representative

Date:  March 27, 2003

EXHIBIT INDEX

Exhibit	Description

99.1	Media Release, dated March 20, 2003, announcing Centerpulse Ltd.’s 2002 Financial Results

99.2	Certification of Chief Executive Officer, Max Link

99.3	Certification of Chief Financial Officer, Urs Kamber